Media RELEASE	19 February 2007

pSivida announces A $11.5m (US$9m) placement

Boston, MA. and Perth, Australia - pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce the private placement, subject to shareholder approval, of 50 million fully paid ordinary shares issued at A$0.23 each to raise A$11.5m (US$9m at current exchange rates) before costs to Australian, European and United States investors. Each share will be issued with two free attaching options at an exercise price of A$0.23 and a term of four years. Placements to U.S. investors were made pursuant to Regulation D under the U.S. Securities Act and placements to non-U.S. investors were made pursuant to Regulation S under that Act. HPC Capital Management Corp., a New York based investment bank, acted as the sole placement agent.

The capital raising was undertaken in replacement of the previously-announced Nordic Biotech Fund interim financing described in the Notice of the Extraordinary General Meeting.

“This capital raising allows the Company to focus on the recently announced exclusive licensing negotiations with a global pharmaceutical company and continue its primary focus on near and medium term opportunities, particularly in the area of controlled slow release drug delivery technologies,” said Dr. Paul Ashton, Managing Director of pSivida Limited.

At the Company’s General Meeting of Shareholders on February 20th, 2007, the shareholders will consider a non-specific resolution that, if approved, would allow the Company to issue the shares and options in this placement.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This release does not constitute an offer to sell or a solicitation to buy any securities.

This release contains forward-looking statements that involve risks and uncertainties including with respect to the closing of the placement on the terms described, our ongoing negotiations with a global pharmaceutical company and our near and medium term opportunities in the area of controlled slow release drug delivery technologies. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including failure of the company to successfully close the transaction due to the company’s shareholders not approving the transaction, the company’s failure to meet the closing conditions specified in the transaction documentation (including, the occurrence of a material adverse change to the company’s assets, liabilities, results of operations, condition (financial or otherwise), business, or prospects, the Company’s failure to maintain its current listings on the NASDAQ Stock Market and ASX, the investors’ failure to comply with any regulatory requirements, failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the Phase III Medidur™ for DME trial; our inability to develop proposed products, including without limitation, in the controlled slow release drug delivery field; failure of our negotiations with the global pharmaceutical company to result in an agreement on favorable terms or at all; and regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.

-ENDS-

Released by:

pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 8 9327 8905 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing Limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com